OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Vestin Group, Inc. (formerly Sunderland Corporation)

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

867281107

(Cusip Number)

Michael V. Shustek
c/o Vestin Group, Inc.
2901 El Camino Avenue, Suite 206
Las Vegas, Nevada 89102
(702) 227-0965

with copy to:

Hillel T. Cohn, Esq.
Squire, Sanders & Dempsey L.L.P.
801 South Figueroa Street, 14th Floor
Los Angeles, California 90017
(213) 624-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02) CUSIP No.: 867281107

1.	Name of Reporting Person: Michael V. Shustek		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,346,899

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 5,346,899

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,346,899

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 71.2%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

     This Amendment No. 2 to the Schedule 13D (this “Amendment”) amends and supplements the Reporting Person’s information set forth on the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on June 11, 1999, as amended, and relates to the purchase of shares of the common stock, $.0001 par value (the “Common Stock”), of Vestin Group, Inc., f/k/a Sunderland Corporation (the “Company”). The principal executive offices of the Company are located at 2901 El Camino Avenue, Suite 206, Las Vegas, Nevada 89102.

Item 2. Identity and Background

     This Amendment is being filed on behalf of Michael V. Shustek (the “Reporting Person”), the Company’s Chairman, Chief Executive Officer and President. The principal business address of the Reporting Person is located at 2901 El Camino Avenue, Suite 206, Las Vegas, Nevada 89102. The Reporting Person is a citizen of the United States.

     During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Person acquired 187,200 shares of Common Stock through personal funds.

Item 4. Purpose of Transaction

     On December 22, 2003, the Company announced that the Reporting Person had advised it of his interest in acquiring complete control of and the entire interest in the Company. The Board of Directors of the Company thereafter appointed a Special Committee composed solely of independent directors to consider any transaction proposed by the Reporting Person. On or about February 13, 2004, the Reporting Person advised the Special Committee that he was no longer prepared to pursue an acquisition of all the Company shares he does not presently own.

     On June 30, 2004, the Reporting Person purchased 182,700 shares of the Common Stock in a privately negotiated transaction.

     The Reporting Person will consider purchasing additional shares of the Company’s common stock in privately negotiated and open market transactions. The Reporting Person has no specific plans or commitments to acquire any additional shares. As an alternative to acquiring additional shares, the Reporting Person is considering holding the shares he currently owns as an active investor. The Reporting Person’s decisions and actions with respect to such possibilities will depend upon a number of factors, including, without limitation, the actions of the Company with respect to its shares, the price at which shares are available for purchase, market activity in the shares, an evaluation of the Company and its prospects, general economic and market conditions, conditions specifically affecting the Reporting Person and other factors which the Reporting Person may deem relevant to his investment decision.

     If the Reporting Person purchases a significant number of securities of the Company, there may be so few remaining stockholders and publicly held shares that the Company would no longer meet the continued listing requirements of the Nasdaq Small Cap Market. In addition, it is possible that the Company would become eligible to de-register as a reporting company under the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Person does not currently have any specific plans or proposals to take the Company private or to cause its common stock to be de-listed or to cause the Company to cease to be a reporting company under the Act. At this time, the Reporting Person does not know how many, if any, additional shares he may acquire and any decision in this regard will depend upon the factors listed above.

     The Reporting Person may change his intention with respect to any or all of the matters referred to above or elsewhere in this Item 4.

     Except as set forth above in this Item 4, the Reporting Person does not have any present plan or proposal that relates to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) and (b)	As of June 30, 2004 there were 5,328,340 shares of Common Stock outstanding. As of June 30, 2004, the Reporting Person directly owns 5,346,899 shares of Common Stock, which represents in the aggregate approximately 71.2% of the outstanding Common Stock.

In order to provide accurate disclosure with respect to the percentage of Common Stock reported as beneficially owned by the Reporting Person, the number of shares and percentage beneficially owned by the Reporting Person was calculated in accordance with Rule 13d-3(d)(1) on a fully diluted, as converted basis of all options and warrants held by the Reporting Person that were exercisable as of June 30, 2004 or that would become exercisable within 60 days of June 30, 2004. As such, the aggregate shares of Common Stock held by the Reporting Person includes (i) 3,346,899 shares of Common Stock and (ii) warrants to purchase up to 2,000,000 shares of Common Stock.

(c)	The Reporting Person purchased 182,700 shares of Common Stock from Arthur W. Poehlman at $1.15 per share on June 30, 2004 pursuant to a privately negotiated transaction.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Reporting Person has entered into a Securities Pledge and Control Agreement between the Michael Shustek Trust and The CIT Group/Equipment Financing, Inc. dated December 30, 2002 (the “Securities Pledge Agreement’), pursuant to which the Reporting Person pledged 550,000 shares of his stock to secure a loan with The CIT Group/Equipment Financing, Inc. The Reporting Person has also entered into a Stock Pledge and Security Agreement by and among Michael V. Shustek in his individual capacity and as trustee of the Michael V. Shustek Trust u/t/a dated February 14, 1994, Capital One, LLC and John K. Baldwin dated August 25, 2003 (the “Stock Pledge Agreement”), pursuant to which the Reporting Person has pledged 2,000,000 shares of his stock to secure a loan with Capital One, LLC and John K. Baldwin. The Reporting Person has also entered into an employment agreement with the Company (the “Employment Agreement”), pursuant to which the Reporting Person receives, amongst other things, an annual grant of a warrant to purchase up to 500,000 shares of the Company’s common stock. Copies of the Securities Pledge Agreement, Stock Pledge Agreement and Employment Agreement have been previously filed as Exhibits B, C and D, respectively.

Item 7. Material to Be Filed as Exhibits

Exhibit B*	Securities Pledge and Control Agreement between the Michael Shustek Trust and The CIT Group/Equipment Financing, Inc. dated December 30, 2002.

Exhibit C*	Stock Pledge and Security Agreement by and among Michael V. Shustek in his individual capacity and as trustee of the Michael V. Shustek Trust u/t/a dated February 14, 1994, Capital One, LLC and John K. Baldwin dated August 25, 2003.

Exhibit D*	Employment Agreement, dated December 1, 1999, between Michael V. Shustek and Sunderland Corporation (previously filed with the SEC as Exhibit 10.5 to the Registrant’s Form 10-KSB for the fiscal year ended December 31, 1999).

*	Previously filed on Amendment No. 1 to the Schedule 13D filed with the Commission on February 9, 2004 and incorporated herein by reference.

Signature

     After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ MICHAEL V. SHUSTEK Michael V. Shustek

Dated: July 11, 2004

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)